wpdoc2\nsar\1997\fprf-77c.doc       1                2/14/97
NAME OF REGISTRANT:
Franklin Asset Allocation Fund
File No. 811-730


EXHIBIT ITEM No. 77C:
Submission of matters to a vote of security holders.

At a special meeting of shareholders of the registrant held on July 3, 1996 the following items were voted upon:

1.  To approve an amendment to the Fund's investment objective:

For                    Against
2,979,222.662          61,347.68


2. To approve a change of the Fund's place and form of organization from a California corporation to a Delaware business trust.

For                    Against
2,958,559.383          91,719.235

3.  To approve a change in the name of the Fund to Franklin Asset
Allocation Fund in the event the Reorganization is not approved by shareholders.

For                    Against
3,428,009.854          67,446.639